EXHIBIT 12

OHIO POWER COMPANY CONSOLIDATED
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,					Twelve Months Ended
	1999	2000	2001	2002	2003	3/31/04
Fixed Charges:
Interest on First Mortgage Bonds	$25,506	$22,901	$19,898	$9,421	$6,506	$4,377
Interest on Other Long-term Debt	49,125	58,605	61,960	68,895	96,599	108,996
Interest on Short-term Debt	8,327	8,614	14,628	6,942	2,797	2,192
Miscellaneous Interest Charges	5,016	34,417	4,806	5,115	4,469	6,240
Estimated Interest Element in Lease Rentals	53,400	51,600	48,200	47,100	19,000	19,000

Total Fixed Charges	$141,374	$176,137	$149,492	$137,473	$129,371	$140,805

Earnings:
Income Before Extraordinary Item
and Cumulative Effect of
Accounting Change	$212,157	$102,613	$165,793	$220,023	$251,031	$262,125
Plus Federal Income Taxes	130,814	208,737	83,990	103,875	131,141	132,689
Plus State Income Taxes	1,677	(3,058)	15,003	27,716	7,258	(3,357)
Plus Fixed Charges (as above)	141,374	176,137	149,492	137,473	129,371	140,805

Total Earnings	$486,022	$484,429	$414,278	$489,087	$518,801	$532,262

Ratio of Earnings to Fixed Charges	3.43	2.75	2.77	3.55	4.01	3.78